                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                          -----------------------------

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 3)*

                            JERRY'S FAMOUS DELI, INC.
                          -----------------------------
                                (Name of Issuer)

                          Common Stock, no par value

                          -----------------------------
                         (Title of Class of Securities)


                                  476 523 105
                          -----------------------------
                                 (CUSIP Number)


                               Kenneth J. Abdalla
                            Waterton Management, LLC
                          10000 Santa Monica Boulevard
                         Los Angeles, California 90067
                                 (310) 789-7200

                          -----------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 March 25, 1998
                          -----------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box:
[ ]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                         (Continued on following pages)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             (Page 1 of 12 Pages)

                                  SCHEDULE 13D


CUSIP No.     476 523 105                                       PAGE 2 OF 12

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON

            JERRY'S INVESTORS, LLC
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS
            WC
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            DELAWARE
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          0
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          1,579,994 SHARES
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            0
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          1,579,994 SHARES
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            1,579,994 SHARES
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            11.1%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON
            OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP No.     476 523 105                                       PAGE 3 OF 12

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON

            YUCAIPA WATERTON DELI INVESTORS, LLC
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS
            WC
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            DELAWARE
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          0
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          107,699 SHARES
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            0
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          107,699 SHARES
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            107,699 SHARES
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            0.8%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON
            OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP No.     476 523 105                                      PAGE 4 OF 12

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON

            WATERTON MANAGEMENT, LLC
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS
            OO
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            DELAWARE
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          0
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          1,752,693 SHARES
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            0
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          1,752,693 SHARES
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            1,752,693 SHARES
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            12.3%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON
            OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP No.     476 523 105                                      PAGE 5 OF 12

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON

            RONALD W. BURKLE FOUNDATION
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS
            OO
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            CALIFORNIA
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          1,729,951 SHARES
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          0
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            1,729,951 SHARES
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          0
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            1,729,951 SHARES
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            12.1%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON
            CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP No.     476 523 105                                     PAGE 6 OF 12

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON

            KENNETH J. ABDALLA
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS
            OO
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            CALIFORNIA
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          0
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          1,952,693 SHARES
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            0
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          1,952,693 SHARES
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            1,952,693 SHARES
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            13.7%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON
            IN
--------------------------------------------------------------------------------

ITEM 1           SECURITY AND ISSUER.


     This Amendment No. 3 (this "Amendment") to the Schedule 13D (the "Initial Filing") is being filed to reflect (i) the conversion of an aggregate of 10,000 shares of Series B Preferred Stock held by the Reporting Persons into 3,139,593 shares of Common Stock, no par value ("Common Stock") of Jerry's Famous Deli, Inc., a California corporation (the "Company"), (ii) the exercise of warrants (the "Warrants") for the purchase of 65,000 shares of Common Stock by certain of the Reporting Persons, (iii) the grant to Kenneth J. Abdalla, in his capacity as Interim President of the Company, of 200,000 shares of Common Stock, (iv) the addition of a new Reporting Person to the group previously formed by Yucaipa Waterton Deli Investors, LLC, a Delaware limited liability company ("Deli Investors"), Waterton Management, LLC, a Delaware limited liability company ("Waterton"), Jerry's Investors, LLC, a Delaware limited liability company ("Jerry's Investors") and Kenneth J. Abdalla, an individual (collectively, the "Initial Group"), (v) the distribution of shares of Common Stock to members of certain of the Reporting Persons and (vi) the contribution of shares of Common Stock to the new Reporting Person. The new Reporting Person and the Initial Group are collectively referred to herein as the Reporting Persons. This Amendment also reflects that options owned by certain of the Reporting Persons to acquire additional shares of the Company's Series B Preferred Stock and related warrants have expired by their terms. The Company's principal executive offices are located at 12711 Ventura Blvd., Suite 4000, Studio City, California 91604.

ITEM 2           IDENTITY AND BACKGROUND.

     (a) This Amendment is being filed jointly by the Reporting Persons, which are the Initial Group and the Ronald W. Burkle Foundation, a California non-profit public benefit corporation (the "Foundation"). The directors of the Foundation are Ronald W. Burkle, Kenneth J. Abdalla and Darius Anderson. The executive officers of the Foundation are Ronald W. Burkle and Kenneth J. Abdalla.

     (b) The address of the Foundation and each of the individuals named above is 10000 Santa Monica Boulevard, Fifth floor, Los Angeles, CA 90067.

     (c) The principal business of the individuals named above is the investment business.

     (d) None of the Reporting Persons nor, to the best of their knowledge, any of the individuals named above, has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons nor, to the best of their knowledge, any of the individuals named above, has during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)         Each of the individuals named above is a United States citizen.

ITEM 3           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     There has been no change in the information previously reported.

ITEM 4           PURPOSE OF TRANSACTION.

     There has been no change in the information previously reported.

ITEM 5           INTEREST IN SECURITIES OF THE ISSUER.

     (a) Deli Investors owns 107,699 shares of Common Stock, Jerry's Investors owns 1,579,994 shares of Common Stock, Waterton owns 65,000 Warrants, the Foundation owns 1,729,951 shares of Common Stock and Kenneth J. Abdalla owns 200,000 shares of Common Stock.



                              (Page 7 of 12 Pages)

As a result of Waterton's status as the manager of Jerry's Investors and Deli Investors, Waterton has the ability to vote and dispose their holdings, and consequently may be deemed to beneficially own all of the Common Stock held by Jerry's Investors and Deli Investors, resulting in beneficial ownership by Waterton of a total of 1,752,693 shares of Common Stock (after giving effect to the assumed exercise of the Warrants owned by Waterton). As a result of Mr. Abdalla's status as the manager of Waterton, and Waterton's status as the manager of Jerry's Investors and Deli Investors, Mr. Abdalla has the ability to vote and dispose of the holdings of all three entities, and consequently may be deemed to beneficially own all of the Common Stock and Warrants held by Deli Investors, Waterton and Jerry's Investors. This would represent beneficial ownership by Mr. Abdalla of a total of 1,952,693 shares of Common Stock (after giving effect to the assumed exercise of the Warrants owned by Waterton).

     (b) As a result of Waterton's status as the manager of Jerry's Investors and Deli Investors, Waterton may be deemed to have shared dispositive and voting power with respect to the 1,579,994 shares of Common Stock held by Jerry's Investors and the 107,699 shares of Common Stock held by Deli Investors. As a result of Mr. Abdalla's status as the manager of Waterton, and Waterton's status as the manager of Jerry's Investors and Deli Investors, Mr. Abdalla may be deemed to have shared dispositive and voting power with respect to the 107,699 shares of Common Stock held by Deli Investors, the 1,579,994 shares of Common Stock held by Jerry's Investors, and the 1,752,693 shares of Common Stock beneficially owned by Waterton (after giving effect to the assumed exercise of the Warrants owned by Waterton).

     (c) On March 6, 1997, Deli Investors exercised Warrants to acquire 65,000 shares of Common Stock, and in connection therewith paid to the Company a total exercise price of $65,000. On March 27, 1997, pursuant to the terms of the Second Amended and Restated Certificate of Determination of Rights and Preferences



                              (Page 8 of 12 Pages)
of Series B Preferred Stock of the Company, Deli Investors converted 4,000 shares of Series B Preferred Stock to 1,255,837 shares of Common Stock, and Jerry's Investors converted 6,000 shares of Series B Preferred Stock to 1,883,756 shares of Common Stock, in each case at a price of $3.19 per share.

     On June 27, 1997, the Company issued 200,000 shares of Common Stock to Mr. Abdalla in consideration of Mr. Abdalla's appointment as Interim President of the Company on March 27, 1997.

     On March 25, 1998, (i) Deli Investors completed a transaction whereby 1,729,951 shares of Common Stock were distributed to one of its members, who in turn contributed such shares to the Foundation and (ii) Jerry's Investors distributed 303,762 shares of Common Stock to one of its members.

     Options to acquire (i) 13,000 shares of Series B Preferred Stock and (ii) 140,833 Warrants, which options were granted to Waterton pursuant to certain letter agreements dated August 22, 1996 and November 4, 1996, have expired pursuant to their terms.

     (d) Except as stated in this Item 5, to the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by the Reporting Persons.

     (e)         Not applicable.

ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Except for the following, there has been no change in the information previously reported.

     As a result of the transactions described under Item 5(c) above, all of the shares of Series B Preferred Stock held by the Reporting Persons have been converted to Common Stock, and to the knowledge of the Reporting Persons, no shares of Series B Preferred Stock remain outstanding.

     On March 27, 1997, Kenneth J. Abdalla and the Company entered into a Consulting Agreement whereby Mr. Abdalla agreed to provide certain consulting services to the Company and was appointed Interim President of the Company. In consideration of such appointment, the Company granted to Mr. Abdalla 200,000 shares of Common Stock, which were issued to Mr. Abdalla on June 27, 1997.

     As described in Item 5(c) above, options to acquire additional shares of Series B Preferred Stock and Warrants, which options were granted to Waterton pursuant to certain letter agreements dated August 22, 1996 and November 4, 1996, have expired pursuant to their terms.





                              (Page 9 of 12 Pages)

ITEM 7           MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 1.       Joint Filing Agreement dated as of April 7, 1998.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  April 7, 1998                  Waterton Management, LLC


                                       By: /s/ KENNETH J. ABDALLA
                                          ------------------------------------
                                       Name: Kenneth J. Abdalla
                                       Title:   Manager



Dated:  April 7, 1998                  Jerry's Investors, LLC
                                       Yucaipa Waterton Deli Investors, LLC


                                       By: Waterton Management, LLC
                                       Title:   Manager



                                       By: /s/ KENNETH J. ABDALLA
                                          ----------------------------------
                                       Name: Kenneth J. Abdalla
                                       Title:   Manager



Dated:  April 7, 1998                  Ronald W. Burkle Foundation

                                       By: /s/ KENNETH J. ABDALLA
                                          ----------------------------------
                                       Name: Kenneth J. Abdalla
                                       Title:   Director



Dated:  April 7, 1998                   Kenneth J. Abdalla



                                        By: /s/ KENNETH J. ABDALLA
                                           -------------------------------





                             (Page 10 of 12 Pages)

                                 EXHIBIT INDEX


Exhibit 1.       Joint Filing Agreement dated as of April 7, 1998.





                             (Page 11 of 12 Pages)